SECI 09059228 IISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66980 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quoin Capital LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street, Suite 1808
(No. and Street)

Philadelphia (City) PA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maceo N. Davis, (215-564-1222)
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Munis & Co.
(Name – *if individual, state last, first, middle name*)

1414 Dorset Lane (Address) Wynnewood (City) PA (State) 19096 (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 27 2009
Washington, DC
103

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Maceo N. Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quoin Capital LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BRANDON M. CONNER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires January 23, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUOIN CAPITAL, LLC
Financial Statements
and
Accountant's Report
For the Year Ended December 31, 2008 and 2007

QUOIN CAPITAL, LLC
Audited Financial Statements
December 31, 2008

TABLE OF CONTENTS

JOSEPH MUNIS & CO.

Joseph Munis & Co.
Certified Public Accountants
1414 Dorset Lane
Wynnewood, PA 19096

Phone: (610) 645-9019
Fax: (866) 734-1450

The Board of Directors
Quoin Capital, LLC
Philadelphia, PA

## Independent Accountant's Report

I have audited the accompanying balance sheets of Quoin Capital, LLC as of December 31, 2008 and the related statements of income and changes in member's equity and cash flows for the year ended December 31, 2008. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit. The financial statements of Quoin Capital, LLC as of December 31, 2007, were audited by other auditors whose report dated March 24, 2008, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quoin Capital, LLC as of December 31, 2008, the results of its operations, changes in members equity, and cash flows for the years ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 through 11 inclusive, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Joseph Munis

February 26, 2009

Joseph Munis CPA

QUOIN CAPITAL, LLC
Balance Sheets
As of December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| ASSETS | | |
| Cash | $ 99,652 | $ 113,122 |
| Accounts Receivable | - | 471 |
| Furniture & Office Equipment, less Accumulated Depreciation ((Note 2) | 4,710 | 5,919 |
| Other Assets | 341 | 466 |
| TOTAL ASSETS | $ 104,703 | $ 119,978 |
| LIABILITIES | | |
| Accounts Payable | $ 13,326 | $ 8,708 |
| Equipment Lease Payable (Note 2) | - | 1,835 |
| Bank Credit Line Payable (Note3) | 49,836 | 32,291 |
| Sundry Payables | 3,862 | - |
| TOTAL LIABILITIES | 67,024 | 42,834 |
| MEMBERS EQUITY | 37,679 | 77,144 |
| TOTAL LIABILITIES MEMBERS EQUITY | $ 104,703 | $ 119,978 |

See accompanying notes and accountant's report.

# QUOIN CAPITAL, LLC
## Statements of Income and Changes in Members Equity
## For the Years Ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| INCOME | | |
| Underwriting Income | $ 20,856 | $ - |
| Commissions | 119,288 | 70,334 |
| Interest Income | 2,335 | 3,633 |
| Other Income | 20,000 | 34,982 |
| TOTAL INCOME | 162479 | 108,949 |
| EXPENSES | | |
| Trading Execution Services | 34,514 | 25,511 |
| Clearing Charges | 47,693 | 44,490 |
| Officer Compensation | 28,000 | 26,800 |
| Regulatory & Licensing | 4,546 | 2,446 |
| Membership Dues & Subscriptions | 5,103 | 9,827 |
| Professional Fees | 58,890 | 11,662 |
| Rent | 13,222 | 12,252 |
| Telephone & Communications | 5,537 | 6,263 |
| Equipment Rental (Note 2) | 2,050 | - |
| Other Office Support | 1,820 | 8,892 |
| Marketing | 1,225 | 2,189 |
| Interest Expense | 1,703 | 1,633 |
| Travel & Entertainment | 17,859 | 11,693 |
| Depreciation | 1,209 | 2,281 |
| Other | 2,573 | 3,854 |
| TOTAL EXPENSES | 225,944 | 169,793 |
| NET LOSS | (63,465) | (60,844) |
| MEMBERS EQUITY - Beginning of Year | 77,144 | 14,897 |
| Member Capital Contributed | 24,000 | 123,091 |
| MEMBERS EQUITY - End of Year | $ 37,679 | $ 77,144 |

See accompanying notes and accountant's report.

# QUOIN CAPITAL, LLC
## Statements of Cash Flows
## For the Years Ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net Loss | $ (63,465 ) | $ (60,844) |
| Adjustments to reconcile Net Loss to Net Cash Used in Operating Activities: | | |
| Depreciation | 1,209 | 2,281 |
| Changes in Operating Assets increase (decrease) | | |
| Accounts Receivable | 471 | (471) |
| Other Assets | 125 | (150) |
| Accounts Payable | 4,618 | 4,996 |
| Sundry Payables | 3,862 | - |
| NET CASH USED IN OPERATING ACTIVITIES | (53,180) | (54,188) |
| FINANCING ACTIVITIES | | |
| Member Capital Contributions | 24,000 | 123,091 |
| Net Borrowings from Line of Credit | 17,545 | 10,033 |
| Reduction to Equipment Lease Debt | (1,835) | (3,764) |
| | 39,710 | 129,360 |
| NET CHANGE IN CASH | (13,470) | 75,172 |
| CASH AND CASH EQUIVALENTS - Beginning of Year | 113,122 | 37,950 |
| CASH AND CASH EQUIVALENTS - End of Year | $ 99,652 | $ 113,122 |

See accompanying notes and accountant's report. -

## NOTE 1 - ORGANIZATION

Quoin Capital, LLC, a Delaware limited liability company, effective March 1, 2005, is a registered broker-dealer subject to the regulations of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Pursuant to its NASD membership agreement, which became effective November 17, 2005, the Company does not hold customer funds or securities and clears all securities transactions on a fully disclosed basis through its clearing agent.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Assets, liabilities, income, and expenses are recorded on the accrual basis of accounting.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

### Cash Equivalents

Cash equivalents consist of money market funds.

### Capitalized Leases

The Company's furniture, telephones, copier and certain computer equipment were acquired and capitalized in September 2005 through a lease arrangement requiring the Company to pay $314 for thirty-six months. The lease term expired in September 2008, and the Company assumed title to the assets for an additional cost of $1,062.

### Depreciation

Property and equipment are recorded at cost. Depreciation is generally computed using the straight line method over the estimated useful lives of the assets.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Income Taxes

The Company files partnership returns and income reported on such returns is taxed at the member level. Therefore, no provisions have been made for federal and state income taxes.

## NOTE 3 - LINE OF CREDIT

The Company maintains a business line of credit with Wachovia Bank NA which permits the Company to borrow up to $50,000 at an interest rate of 3.25%. The line of credit is personally guaranteed by one of the Company's members.

## NOTE 4 - COMMITMENTS AND CONTINGENCIES

### Office Space

The Company's minimum lease commitment, which expires May 31, 2013, for rental of its Philadelphia office space is as follows:

| Year | Amount |
|---|---|
| 2009 | 12,751 |
| 2010 | 13,070 |
| 2011 | 13,396 |
| 2012 | 13,730 |
| 2013 | 5,780 |

## NOTE 5 - NET CAPITAL/RESERVE REQUIREMENTS

The Company is subject to the net capital rule adopted by the Securities and Exchange Commission, Rule 15c3-1, which requires that a registered broker-dealer's net capital, as defined, shall not fall below $5,000 or 6 $^{2}/_{3}$% of the total aggregate indebtedness, whichever is greater.

As of December 31, 2008, the Company had excess net capital of $24,272 and the ratio of indebtedness to net capital was 2.25.

The Company is exempt from the reserve requirements outlined in Securities and Exchange Commission, Rule 15c3-3, as all customer transactions are cleared through its clearing agent on a fully disclosed basis (paragraph (k) (2) (ii) ).

JOSEPH MUNIS & CO.

Joseph Munis & Co
Certified Public Accountants
1414 Dorset Lane
Wynnewood, PA 19096

Phone: (610) 645-9019
Fax: (866) 734-1450

The Board of Directors
Quoin Capital, LLC
Philadelphia, PA

I have made a study and evaluation of the system of internal accounting control of Quoin Capital, LLC in effect at December 31, 2008. My study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Quoin Capital, LLC is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

In my opinion, the system of internal accounting control of Quoin Capital, LLC in effect at December 31, 2008, was sufficient to meet the objectives stated above insofar as those objectives pertain to the prevention or detection of errors or irregularities in amounts that would be material with respect to the financial statements.

February 26, 2009

Joseph Munis CPA

QUOIN CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission
As of December 31, 2008

| | | | |
|---|---|---|---|
| 1) | Total Ownership Equity | | $ 37,679 |
| 2) | Deduct Ownership Equity not Allowable for Net Capital | | - |
| 3) | Total Ownership Equity qualified for Net Capital | | 37,679 |
| 4) | Add: | | |
| | Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital | | - |
| 5) | Total Capital and Allowable Subordinated Liabilities | | - |
| 6) | Deductions and/or Charges: | | |
| | a) | Total Non-Allowable Assets included in Balance Sheet | 6,113 |
| | b) | Secured Demand Note Deficiency | - |
| | c) | Commodity Futures Contracts and Spot Commodities - Proprietary Capital Charges | - |
| | d) | Other Deductions and/or Charges | - |
| | e) | Haircuts | 1,824 |
| | | Total Deductions and /or Charges | 7,937 |
| 7) | Net Capital | | $ 29,742 |

QUOIN CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1 of
The Securities and Exchange Commission (Cont'd)
As of December 31, 2008

Computation of Basic Net Capital Requirement:

| | | | |
|---|---|---|---|
| 8) | Minimum Net Capital Requited (6 2/3% of Line 14) | $ | 4,468 |
| 9) | Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer | | 5,000 |
| 10) | Net Capital Requirement (Greater of Line 8 or 9) | | 5,000 |
| 11) | Excess Net Capital (Line 7, Less Line 10) | | 24,742 |
| 12) | Excess Net Capital at 1000% (Line 7, Less 10% of Line 14) | | 23,040 |
| 13) | Total A.I. Liabilities from Balance Sheet | | 67,024 |
| 14) | Total Aggregate Indebtedness | | 67,024 |
| 15) | Ratio of Aggregate Indebtedness to Net Capital (Line 14 divided by Line 7) | | 2.25 |

QUOIN CAPITAL, LLC
Statement of Changes in Members Equity
For the Years Ended December 31, 2008 and 2007

| | Member Capital |
|---|---|
| Balance at January 1, 2007 | $ 14,897 |
| Member Capital Contributed | 123,091 |
| 2006 Net Loss | (60,844) |
| Balance at December 31, 2007 | 77,144 |
| Member Capital Contributed | 24,000 |
| 2008 Net Loss | (63,465) |
| Balance at December 31, 2008 | $ 37,769 |

QUOIN CAPITAL, LLC
Reconciliation of Net Capital Per Focus 11A
to Net Capital Per Audited Financial Statements
For the Year Ended December 31, 2008

| | | |
|---|---|---|
| Net Capital per Focus 11A | $ | 30,220 |
| Income and Expense Adjustments: | | |
| To record additional expense accruals | | (478) |
| Net Capital per Audited Financial Statements | $ | 29,742 |

END